Q Investments
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102-4140
Tel (817) 870-2304
Fax (817) 332-7463

February 6, 2008

Members of the Board of Directors
i2 Technologies, Inc.
One i2 Place
11701 Luna Road
Dallas, Texas 75234

Re: Proxy Solicitation

Dear Board of Directors:

We notified you last December of our intent to nominate Mr. Clark and Mr. Hunter to the board of directors of i2 and to secure their election, if necessary, by proxy contest.

This afternoon we will deliver a formal demand, as permitted under Delaware law, for i2's stockholder list. I also wish to inform you that we have engaged D.F. King to assist in communicating with other shareholders and to solicit proxies in support of Mr. Clark and Mr. Hunter.

Sincerely,

Geoffrey P. Raynor